UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On June 23, 2025, Ohmyhome Limited (the “Company”) held the Company’s Extraordinary General Meeting of the Shareholders (the “Meeting”) at 10:00 a.m. local time at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932. Five items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To approve as a special resolution that:

(A)	the authorized share capital of the Company be and is hereby re-designated as follows:

From: US$75,000,000 divided into 7,500,000,000 shares of a nominal or par value of US$0.01 each;

To: US$75,000,000 divided into (a) 6,750,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 750,000,000 Class B Ordinary Shares with a par value of US$0.01 each;

By: the re-designation and re-classification of 6,744,407,076 unissued shares of a nominal or par value of US$0.01 each into 6,744,407,076 unissued Class A ordinary shares of a nominal or par value of US$0.01 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of 749,158,460 unissued shares of a nominal or par value of US$0.01 each into 749,158,460 unissued Class B ordinary shares of a nominal or par value of US$0.01 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of 5,592,924 issued ordinary shares of a nominal or par value of US$0.01 each into 5,592,924 Class A ordinary shares of a nominal or par value of US$0.01 each and 841,540 Class B ordinary shares of a nominal or par value of US$0.01 each, as set out in the table below, with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Anthill Corporation Pte. Ltd	841,540	841,540 Class B Ordinary Shares
All other shareholders	5,592,924	5,592,924 Class A Ordinary Shares
Total	6,434,464

(B)	clause 8 of the existing memorandum of association be and is hereby deleted in its entirety and replaced with the following new clause 8:

8. “The share capital of the Company is US$75,000,000 divided into (a) 6,750,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 750,000,000 Class B Ordinary Shares with a par value of US$0.01 each, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

For	Against	Abstain
4,892,643	170,308	417

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Proposal 2: To approve as a special resolution that Articles 60(1) and 65 of the existing articles of association of the Company be deleted in their entirety and replaced with the following new Articles 60(1) and 65:

“60.	(1)	An annual general meeting and any extraordinary general meeting may be called by not less than five (5) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

“65. The chairman may adjourn the meeting from time to time (or indefinitely) and/or from place to place(s) and/or from one form to another (a physical meeting, a hybrid meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least five (5) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.”

For	Against	Abstain
5,047,700	15,311	357

Proposal 3: To approve as a special resolution that Article 62(2) of the existing articles of association of the Company be deleted in its entirety and replaced with the following new Article 62(2):

“(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present throughout the meeting in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-fifth of the total voting rights of all Members having the right to vote at the general meeting shall form a quorum for all purposes.”

For	Against	Abstain
5,044,656	18,136	576

Proposal 4: To approve as a special resolution that Article 63 of the existing articles of association be and is hereby deleted in its entirety and replaced with the following new Article 63:

“63. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same time on the next [business] day or the earliest date that the Board determines, at the same time and (where applicable) same place(s) or to such time and (where applicable) such place(s) and in such form and manner referred to in Article 58 as the Board may absolutely determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the members present shall be the quorum.”

For	Against	Abstain
5,046,917	15,709	742

Proposal 5: To approve as a special resolution that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members.

For	Against	Abstain
5,042,614	17,827	2,927

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025

Ohmyhome Limited

	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Co-Chief Executive Officer

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